Exhibit 99.1

Yunji Announces Changes to Management

Hangzhou, China, May 1, 2022 — Yunji Inc. (“Yunji” or the “Company”) (NASDAQ: YJ), a leading membership-based social e-commerce platform, today announced that Mr. Chengqi Zhang has resigned as Vice President of Finance of the Company for personal reasons, effective May 6, 2022. Mr. Chengqi Zhang will continue to serve the Company as a consultant, helping to ensure his successor’s smooth transition into his new role. Mr. Peng Zhang has been appointed as Vice President of Finance of the Company, effective the same date as Mr. Chengqi Zhang’s resignation.

Mr. Shanglue Xiao, Chairman and Chief Executive Officer of Yunji, commented, “On behalf of Yunji and the Board, I would like to express our thanks to Mr. Chengqi Zhang for his contributions and dedication to the Company over the past two years, especially on the financing and capital market fronts. Mr. Peng Zhang is a veteran in the field of finance who successfully led Yunji’s business and finance analysis team for the previous four years. He has been invaluable in his role in implementing and executing our key strategies during his time at the Company. Working together, we will further enhance shareholder value and maintain a steady financial performance.”

Mr. Peng Zhang has served as Yunji’s senior financial director since 2018. Prior to joining the Company, he served as director of financial planning and analysis at Otis Electric, a leading elevator and escalator manufacturing, installation, and service company, from 2016 to 2018, and as works controller at the same company from 2014 to 2015. Mr. Zhang was a financial manager at Bosch Power Tools (China) Co., Ltd., a leading global supplier of technology and services, from 2011 to 2013. Prior to that, he was a senior financial analyst at Alipay (China) Network Technology Co., Ltd., a subsidiary of Alibaba Group Holding Limited, from 2010 to 2011. Mr. Zhang served as a financial analyst at Hangzhou Huasan Communication Technology Co., Ltd., from 2006 to 2010. Mr. Zhang received his bachelor’s degree in business administration and his master’s degree in financial management from Xiamen University in 2003 and 2006, respectively.

About Yunji Inc.

Yunji Inc. is a leading social e-commerce platform in China that has pioneered a unique, membership-based model to leverage the power of social interactions. The Company’s e-commerce platform offers high-quality products at attractive prices across a wide variety of categories catering to the day-to-day needs of Chinese consumers. In addition, the Company uses advanced technologies including big data and artificial intelligence to optimize user experience and incentivize members to promote the platform as well as share products with their social contacts. Through deliberate product curation, centralized merchandise sourcing, and efficient supply chain management, Yunji has established itself as a trustworthy e-commerce platform with high-quality products and exclusive membership benefits, including discounted prices.

For more information, please visit https://investor.yunjiglobal.com/.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes, ” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Yunji may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Yunji’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Yunji’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Yunji’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Yunji’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Yunji undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Yunji Inc.

Investor Relations

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

ICR, LLC

Robin Yang

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

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